Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of August 31, 2017 between I-AM Capital Partners LLC, a Delaware limited liability company, F. Jacob Cherian and Suhel Kanuga (together, the “Parties”).

Each Party hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of I-AM Capital Acquisition Company. Each Party hereto agrees that the Schedule 13D, dated August 31, 2017, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

August 31, 2017

I-AM Capital Partners LLC

By:	/s/ F. Jacob Cherian
Name: F. Jacob Cherian
Title: Managing Member

/s/ F. Jacob Cherian
F. Jacob Cherian

/s/ Suhel Kanuga
Suhel Kanuga